FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6k dated January 29, 2004 along with two press releases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: January 29, 2004

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	Janaury 29, 2004

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, appointed Mr. S. B. Mathur, Chairman, Life Insurance Corporation of India and Mr. V. Prem Watsa, Chairman & Chief Executive Officer of Fairfax Financial Holdings Limited (Fairfax) as additional Directors on the Board. Fairfax is a financial services holding company based in Canada and is engaged, through its subsidiaries, in property, casualty and life insurance and reinsurance, investment management and insurance claims management. Fairfax is listed on the Toronto Stock Exchange. ICICI Lombard General Insurance Company Limited, ICICI Bank’s general insurance subsidiary is a joint venture between ICICI Bank and Lombard Canada Limited, a subsidiary of Fairfax.

The Board of Directors has approved the re-appointment of Ms. Lalita D. Gupte as Joint Management Director of the Bank up to October 31, 2006 on the completion of her current term on June 23, 2004. The above re-appointment is subject to approval of Reserve Bank of India and the shareholders of the Bank. The Board of Directors has elevated Ms. Kalpana Morparia, Executive Director to the position of Deputy Managing Director.

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	Janaury 29, 2004

Appointment of Mr. S. Mukherji as Managing Director & CEO of ICICI Securities Limited

ICICI Bank (NYSE: IBN) and its subsidiaries together constitute a universal bank, offering the full range of financial solutions to various customer segments. The investment banking business undertaken through ICICI Securities Limited (ICICI Securities), the Bank’s subsidiary, is a critical element of the ICICI group’s business proposition and offers significant growth potential going forward. ICICI Securities has emerged as a key player in the investment banking arena and is now well-positioned to capitalize on these opportunities. Given the importance of this business and the potential it offers, it has been decided to dedicate a member of ICICI Bank’s top management team to this area. Accordingly, Mr. S. Mukherji, Executive Director of ICICI Bank will take over as Managing Director & CEO of ICICI Securities effective February 1, 2004. Mr. Mukherji has worked with the ICICI group for over two decades and has vast experience in various areas. He has played a key role in the group’s project financial business, including setting up the infrastructure finance business, and in developing government and top-tier corporate relationships. He took on the challenge of leading the Special Asset Management Group, which has been highly successful in its mandate for resolution of legacy asset quality issues. Mr. Mukherji’s leadership, experience and extensive corporate and government relationships will be invaluable in realizing our ambitions for ICICI Securities. Consequent to his taking up full-time executive responsibilities in ICICI Securities, Mr. Mukherji would cease to be a member of the Board of the Bank.

Ms. Ramni Nirula has led ICICI Securities over the past year and has played a key role in its growth. She will now head the Government Banking Group (GBG) and the Rural & Micro-banking and Agri-Business Group (RMAG) in ICICI Bank.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as ‘will’, ‘would’, ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute ‘forward-looking statements’. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Madhvendra Das at 91-22-2653 8252 or e-mail: madhvendra.das@icicibank.com.